(As filed with the Securities and Exchange Commission
                                 on January 15, 1999)

                                                           File No. 70-9401

                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                  AMENDMENT NO. 1 TO
                                      FORM U-1/A
                               APPLICATION-DECLARATION
                                        UNDER
                    THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           --------------------------------

                            INTERSTATE ENERGY CORPORATION
                              222 WEST WASHINGTON AVENUE
                            MADISON, WISCONSIN 53703-0192

                        (Name of company filing this statement
                     and address of principal executive offices)

                           --------------------------------

                            INTERSTATE ENERGY CORPORATION

                (Name of top registered holding company parent of each
                               applicant or declarant)

                           --------------------------------

                                Erroll B. Davis, Jr.,
                                    President and
                               Chief Executive Officer
                            Interstate Energy Corporation
                              222 West Washington Avenue
                            Madison, Wisconsin 53703-0192

                       (Name and address of agent for service)

                          ---------------------------------

                  The Commission is requested to send copies of all
                notices, orders and communications in connection with
                           this Application/Declaration to:

          Barbara J. Swan, General Counsel   William T. Baker, Jr., Esq.
          Steven R. Suleski, Senior          Thelen Reid & Priest LLP
            Attorney                         40 West 57th Street
          Interstate Energy Corporation      New York, New York 10019-4097
          222 West Washington Avenue
          Madison, Wisconsin 53703-0192

                    The Application-Declaration on Form U-1 of Interstate Energy Corporation, heretofore filed in this proceeding with the Securities and Exchange Commission via the EDGAR system on October 27, 1998 (the "Form U-1"), is hereby amended in the following respects:

               1. Item 2 of the Form U-1 is hereby deleted and replaced with the following:

          ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
                    ------------------------------

               It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by Interstate in connection with the proposed transactions will be as follows:

               Rights Agent Fees                            $   1,000
               Outside Counsel's Fees & Advisor's Fees      $  65,000
               Printing and Mailing Costs                   $  32,000
               Miscellaneous Expenses                       $   5,000
                                                            =========
                                                            $ 103,000


               2. Paragraph F of Section (a) of Item 6 of the Form U-1 is hereby deleted and replaced with the following:

               F    Opinion of counsel.

               3. Paragraph G of Section (a) of Item 6 of the Form U-1 is hereby deleted and replaced with the following:

               G    Financial Data Schedule for the Company
                    (incorporated by reference to Exhibit 27.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (File No. 1-
                    9894)).

               4. Section (b) of Item 6 of the Form U-1 is hereby deleted and replaced with the following:

               (b)  Financial Statements

               1 Consolidated Balance Sheet of the Company as of September 30, 1998 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (File No. 1-9894)).

               2 Consolidated statement of income and surplus of the Company for the nine months ended September 30, 1998 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (File No. 1-9894)).


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

                                      SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                                        INTERSTATE ENERGY CORPORATION



                                        By:   /s/ Erroll B. Davis, Jr.
                                             -------------------------
                                            Name:      Erroll B. Davis, Jr.
                                            Title:     President and Chief
                                                         Executive Officer



          Date: January 15, 1999


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


                                    Exhibit Index
                                    -------------

               Exhibit        Description
               -------        -----------

               F              Opinion of counsel



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